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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 2)

                             Fluke Corporation
                              (Name of Issuer)

                  Common Stock, Par value $0.25 Per Share
                       (Title of Class of Securities)

                                343856 10 0
                               (CUSIP Number)

                              W. Loeber Landau
                            Sullivan & Cromwell
                              125 Broad Street
                          New York, New York 10004
                               (212) 558-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)



                             December 15, 1995
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].


                                                            SEC 1746(12-91)

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


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Philips Electronics N.V.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) [ ]
                                                                                                                 (b) [ ]


  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

               00


  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]



  6   CITIZENSHIP OR PLACE OF ORGANIZATION

               The Netherlands
                                                                             7    SOLE VOTING POWER

                                                                                        888,144


                                                                             8    SHARED VOTING POWER

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

                                                                             9    SOLE DISPOSITIVE POWER

                                                                                        888,144


                                                                             10   SHARED DISPOSITIVE POWER


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               888,144


  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.0%


  14  TYPE OF REPORTING PERSON*

               00

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            Item 1.  Security and Issuer.

            This Amendment No. 2, dated December 29, 1995 (this "Amendment"), to the Statement on Schedule 13D, dated June 9, 1993 (the "Original Statement"), as amended, filed by Philips Electronics N.V., a corporation organized under the laws of The Netherlands ("Philips"), relates to the common stock, par value $0.25 per share (the "Common Stock"), of Fluke Corporation, formerly known as John Fluke Mfg. Co., Inc. (the "Issuer"). The information set forth herein amends and supplements the information set forth in the Original Statement, as amended. The address of the principal executive offices of the Issuer are located at 6920 Seaway Boulevard, Everett, Washington 98203.

            Item 4.  Purpose of Transaction.

            Philips acquired the shares of Common Stock beneficially owned by it for the purpose of investment. Except as otherwise indicated in this
Item 4, Philips has no plan or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

            Philips intends to review on a continuing basis its investment in the issuer and, subject to the terms and conditions of the Stock Purchase Agreement dated May 26, 1993 (the "Stock Purchase Agreement") annexed to the Purchase Agreement, dated February 26, 1993, which was filed as Exhibit I to the Original Statement, may increase or decrease such investment. Philips has agreed, pursuant to the Stock Purchase Agreement, to standstill arrangements and other restrictions and Philips may only sell such Common Stock pursuant to certain quantity and timing limitations. Pursuant to the Stock Purchase Agreement, the Issuer has the right of first refusal to purchase any shares offered for sale by Philips.

            Pursuant to the terms of the Stock Purchase Agreement, Philips is entitled to designate two individuals to the Board of Directors of the Issuer, so long as the Common Stock beneficially owned by Philips exceeds 12% of the Issuer's outstanding Common Stock. If, at any time, Philips' interest in the Common Stock drops below 12%, Philips shall cause one of the two Directors so designated to immediately offer to resign from the Board of Directors of the Issuer. If the Common Stock beneficially owned by Philips drops below 6% of the Issuer's outstanding Common Stock, Philips has agreed to cause the remaining Director designated by Philips to immediately offer to resign from the Board of Directors of the Issuer. The directors currently designated by Philips, Mr. Tumminello, the Chief Executive Offer of North American Philips Corporation, and Dr. J. Peter Bingham, the President of Philips Laboratories in the U.S., are resigning

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from the Board of Directors of the Issuer effective January 15, 1996.
Philips is satisfied to be a passive investor and no longer wishes to exercise its right under the Stock Purchase Agreement to nominate directors to the Issuer's Board of Directors.

            Item 5.  Interest in Securities of the Issuer.

            (a) and (b). Philips beneficially owns 888,144 shares (11.0%) of the Common Stock of the Issuer. Philips is deemed to have sole voting and dispositive power over 888,144 shares of such Common Stock.

            (c). Pursuant to the Stock Purchase Agreement, dated as of August 18, 1995 (the "August 1995 Electris Agreement"), by and between Philips and Electris Finance, S.A., a Luxembourg company and wholly owned subsidiary of Philips ("Electris"), on August 18, 1995 Philips sold 250,000 shares of Common Stock to Electris for $9.75 million ($39 per share). The Issuer had previously failed to exercise its right of first refusal with respect to such shares of Common Stock. A copy of the August 1995 Electris Agreement is attached hereto as Exhibit IV and is incorporated by reference herein. On September 13, 1995, Electris sold 500 shares in an open market transaction for $20,062.50 ($40.125 per share). On September 19, 1995, Electris sold an additional 500 shares in an open market transaction for $20,187.50 ($40.375 per share). Pursuant to the Stock Purchase Agreement, dated as of October 2, 1995 (the "October 1995 Agreement"), by and between Electris and Technoventures Holding S.A., a Luxembourg company ("Technoventures "), on October 4, 1995 Electris sold 50,000 shares of Common Stock to Technoventures for approximately $1.95 million ($39 per share). A copy of the October 1995 Agreement is attached hereto as Exhibit V and is incorporated by reference herein. Pursuant to the Stock Purchase Agreement, dated as of December 11, 1995 (the "December 1995 Agreement"), by and between Electris and Technoventures, on December 15, 1995 Electris sold 199,000 shares of Common Stock to Technoventures for approximately $6,492,375 ($32.625 per share). A copy of the December 1995 Agreement is attached hereto as Exhibit VI and is incorporated by reference herein.

            Item 7.  Material to be Filed As Exhibits.

            Exhibit           Description

              IV              August 1995 Electris Agreement

               V              October 1995 Agreement

              VI              December 1995 Agreement

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                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1995                 PHILIPS ELECTRONICS N.V.,
                                          a Netherlands corporation


                                          By:/s/ J.A. Rutgers
                                             Name: J.A. Rutgers
                                             Title: General Secretary

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                             INDEX TO EXHIBITS


   Exhibit No.   Exhibit                             Page

       IV        August 1995 Electris Agreement      IV-1

        V        October 1995 Agreement               V-1

       VI        December 1995 Agreement             VI-1